Exhibit 99.1

NorZinc reports results for 2018

NZC-TSX
NORZF-OTCQB

VANCOUVER, March 18, 2019 /CNW/ - NorZinc Ltd. (TSX: NZC; OTCQB: NORZF) ("NorZinc" or "the Company") reports its interim financial results and development activities for the year ended December 31, 2018. (All amounts are in Canadian dollars unless otherwise stated. M = million.)

2018 Results & Recent Highlights

  Financial and Corporate
    Announces new investment from RCF (May)
    AGM supports new investment and new corporate plan (June)
    New CEO confirmed (June)
    $20M financing closes, NorZinc is debt free (July)
    New technical and environment advisory committees formed (July)
    Completes corporate reorganization as NorZinc Ltd (Sept)
    Completes restructuring of Newfoundland assets (Dec)
    Cash at December 31, 2018 - $9.3 million (Dec)
    Loss for Q4 2018 - $3.7 million (Dec)
  Permitting and Environmental – Prairie Creek
    Site program clean-up undertaken (July-Sept)
    Positive recommendation adopted by responsible ministers on ASR (Oct)
    Completed third party environmental and permitting review (Oct)
    Post-EA information package filed (Feb 2019)
    All Season Road (ASR) advances to Permit drafting stage (March 2019)
  Project and Indigenous Groups – Prairie Creek
    Multiple risk analyses undertaken (Mar-June)
    Summer program included site infrastructure assessment (Aug-Oct)
    Advanced ASR indigenous agreements (Dec)
    Traditional Lands Use Agreement for ASR signed (Jan 2019)

Prairie Creek Project - All Season Road

Regulatory Approval

On October 9, 2018, the Minister of Crown-Indigenous Relations, on behalf of the Responsible Ministers, issued a decision adopting the Review Board's recommendation that the All Season Road ("ASR") for the Prairie Creek Mine be approved subject to the Review Board's conditions.

The Environmental Assessment ("EA") of the ASR was completed in 2018 and with the recent submission of the requested Post-EA Information Package, the ASR permit has entered the final permitting stage jointly with the Mackenzie Valley Land and Water Board ("Water Board") and Parks Canada (jointly "MVLWB & Parks"), with a permit expected to be received in Q3/2019, based on the indicative timeline provided by MVLWB & Parks. The permit is expected to incorporate the recommended mitigation measures included in the EA Report.

Indigenous Agreements

The Nah?a Dehé Dene Band ("NDDB") of Nahanni Butte is the nearest community to the Prairie Creek Mine, located approximately 90 kilometres southeast of the mine site. The mine site and route of the ASR are within NDDB's Traditional Territory. The Łíídlįį Kų́ę́ First Nation ("LKFN") of Fort Simpson are the largest community within the Dehcho Region, Fort Simpson is located about 185 kilometres east of the mine site.

In 2011, the Company signed an Impact Benefit Agreement with the NDDB, and subsequently signed a similar agreement with the LKFN for the development of the Prairie Creek Mine, which contemplated access to the mine via a winter road only. In both agreements, NDDB and LKFN agreed to support the Company in obtaining all necessary permits and other regulatory approvals required for the Prairie Creek Mine Project. Recognizing the ASR may have additional potential impacts and effects on both groups as compared to a winter-only road, the Company initiated consultation discussions with both groups.

In January 2019, the Company signed a Traditional Land Use Agreement with the NDDB for the construction and operation of the ASR. The Company is also finalizing negotiations for a Road Benefit Agreement with the LKFN. As part of the EA Report engagement, the NDDB and LKFN entered into an agreement with the Company which provides for the negotiation of an Environmental Management Agreement ("EMA"). The EMA is intended to be a formal mechanism, tested in other projects, to, in addition to regulatory instruments, provide for Indigenous participation in environmental management, and to ensure that the mitigative measures and environmental protection commitments in the EA Report are appropriately implemented. These aforementioned agreements, both completed and near completion, provide assurance the Prairie Creek Mine has strong local Aboriginal support as the ASR moves through the final stage of permitting.

Timing

NorZinc plans to construct the ASR over three calendar years. Prior to construction activities, the Company plans to conduct field investigations and prepare site plans (including detailed road design) and award construction contracts. Dependent on the permitting and financing timeline, construction of the ASR is planned to commence from a winter road in early 2020 and continue into 2022, in parallel with continuous and ongoing site construction and project development.

Financing Initiatives – RCF Provides $20 Million Equity Financing

On May 14, 2018, the Company entered into an equity financing agreement with RCF VI CAD LLC ("RCF VI CAD"), a subsidiary of Resource Capital Fund VI L.P. ("RCF VI"), pursuant to which RCF VI CAD agreed, subject to shareholder and regulatory approvals, to purchase $20 million in units, each unit consisting of one common share and a half share purchase warrant, at $0.20 per unit, with each full warrant exercisable to purchase one share at $0.25 per share on or before December 31, 2018 ("Units"). The use of proceeds was agreed to include repayment of the US$10 million Project Bridge Loan, the ongoing development of the Prairie Creek Project and general working capital. At the Company's Annual General and Special Meeting of Shareholders held on June 27, 2018, the shareholders voted in favour of the equity financing agreement with RCF VI CAD.

On July 10, 2018, the Company closed the $20 million financing and issued 100 million units to RCF VI CAD at a price of $0.20 per Unit. The proceeds from the equity financing were used to repay the US$10 million Project Bridge Loan, in full, to RCF VI and are being directed to ongoing development of the Prairie Creek Project, including additional engineering and permitting work to improve project confidence and general working capital.

In conjunction with the closing of the financing, (i) the existing Investor Agreement with RCF VI was amended to include RCF VI CAD and to provide for the right of RCF VI CAD to nominate additional members to the board of directors and to provide certain other project oversight rights, among other things, and (ii) RCF VI transferred its holdings in NorZinc to RCF VI CAD. As a result of the financing, RCF VI CAD holds approximately 41% of the issued shares of the Company on a non-diluted basis.

The Company is working with HCF International Advisers as financial advisers to facilitate the raising of project debt financing of up to 70% of the capital expenditures required for the Prairie Creek Mine. A temporary slowdown was placed on discussions in June 2018 due to the extended time of approving the ASR, but discussions have recently recommenced. The market for project lending is currently reasonably strong, however, equity markets for junior base metal companies are currently at recent historic lows. The Company is assessing various options for financing the development of Prairie Creek, these include alternative project financing, discussions with strategic investors, governmental supported funding, leases and other financing mechanisms.

Newfoundland Properties

The Company holds four, high-grade zinc-lead-copper-gold-silver volcanogenic massive sulphide ("VMS") deposits being Lemarchant, Boomerang-Domino, Long Lake and Tulks East. Three of these have resource estimates and Tulks East has a historical resource. All of these deposits have excellent potential for expansion. NorZinc intends to focus its exploration on priority targets at these four established deposits with the aim of increasing the resource base.

The Lemarchant zinc-lead-copper-gold-silver VMS deposit is located 20 km from Teck's past-producing Duck Pond copper-zinc mine. On September 20, 2018, the Company reported an updated Mineral Resource Estimate for the 100% owned Lemarchant deposit as follows:

  Indicated Resource of 2.42 million tonnes grading 6.15% zinc, 1.60% lead, 0.68% copper, 1.22 g/t gold, 64.0 g/t silver and 23.5% barite (at 4.0% Zinc Equivalent cutoff)
  Inferred Resource of 0.56 million tonnes grading 4.68% zinc, 1.08% lead, 0.45% copper, 1.06 g/t gold, 44.7 g/t silver and 13.1% barite (at 4.0% Zinc Equivalent cutoff)
  Total contained metal in the Indicated Resource has increased by 123% zinc, 162% lead, 129% copper, 136% gold and 111% silver from prior 2012 resource estimate.

Additional information regarding the Mineral Resource Estimate can be found in the Technical Report filed on October 24, 2018 on SEDAR.

Corporate Matters

Executive Changes

On May 16, 2018, the Company hired R.J. (Don) MacDonald, formerly CFO and Acting CEO of KGHM International, as President of the Company effective May 16, 2018 and as Chief Executive Officer effective June 27, 2018. Mr. MacDonald is a CPA, CA with bachelors and masters in engineering and has been involved in the financing, development and/or operation of over 20 mines in North and South America over his career. On June 27, 2018, John Kearney retired as Chief Executive Officer, while continuing as the Chairman of the Board.

Reorganization

At the Canadian Zinc Corporation's Annual General and Special Meeting of Shareholders held on June 27, 2018, the shareholders voted in favour of a statutory Arrangement to reorganize the Company into a separate publicly-listed holding corporation, named NorZinc Ltd., and a directly held, wholly-owned, operating subsidiary retaining the name Canadian Zinc Corporation. The Arrangement, which became effective September 6, 2018, leaves all the Prairie Creek property, assets, agreements and permits in place in the wholly-owned subsidiary. The shares of Canadian Zinc Corporation were exchanged for shares of NorZinc, on a one-for-one basis, with no impact on shareholder's ultimate economic interest. The objective of the arrangement was to structure the assets of the Company to facilitate future project financing of the Prairie Creek Project.

Financial Results for the Year ended Fourth Quarter of 2018

For the year ended December 31, 2018, the Company reported a net loss and comprehensive loss of $11,619,000 compared to a net loss and comprehensive loss of $11,074,000 for the year ended December 31, 2017.

Liquidity

At December 31, 2018, the Company had a positive working capital balance of $8,327,000 which included cash and cash equivalents of $9,253,000 and short-term investments of $32,000. The Company is debt free, having repaid the Project Bridge Loan, including accrued interest, in full on July 10, 2018.

Outlook and Factors Affecting Performance

NorZinc's focus for 2019 is to continue the development of the Prairie Creek Project and advance the Prairie Creek Mine towards production.

At December 31, 2018, the Company had cash and cash equivalents and short-term investments totaling $9.3 million and a working capital balance of $8.3 million. The long-term price outlook for zinc and lead remains positive. Supported by the robust economics indicated by the 2017 FS, NorZinc will continue to pursue all alternatives for raising the senior financing necessary to complete the development and construction of the Prairie Creek Mine.

At the Prairie Creek Mine Site, various care-and-maintenance programs were completed over the summer of 2018. Further de-risking programs will continue in 2019 and include detailed engineering and design of the mine facilities, assessment of, and proposals for, rehabilitation of certain site facilities in anticipation of construction, including site cranes, accommodation, the mill roof and some electrical facilities. The Company will be considering refurbishment of some of those items in the 2019 summer season, prior to main construction activities planned for 2020.

On the permitting and environmental side, the Company received a positive recommendation of the EA Report by the Responsible Ministers in October 2018 and has now moved from the EA process to the permitting phase for the issue of the land use permits for the ASR by the MVLWB & Parks. The regulatory phase is expected, based on the schedule provided by the regulators, to be completed in the third quarter of 2019.

The Company concluded an important TLUA agreement with NDDB and is negotiating the RBA agreement with LKFN, all the while continuing engagement with both Indigenous groups on the implementation of various mitigation measures recommended by the Review Board in the EA Report of the All Season Road to seek agreement on the incorporation of Dene traditional knowledge and the inclusion of both Indigenous groups in environmental monitoring.

A temporary slowdown was placed on project debt financing discussions in June 2018, due to the extended time of approving the ASR, but discussions have recommenced with a target for financing in the latter part of 2019. The Company is assessing various options for financing the development of Prairie Creek, these include alternative project financing, discussions with strategic investors, governmental supported funding, leases and other financing mechanisms.

About NorZinc
NorZinc is a TSX-listed mine development company trading under the symbol "NZC". The Company is developing its key project, the 100%-owned high grade zinc-lead-silver Prairie Creek Mine, located in the Northwest Territories. The Company also owns projects in Newfoundland that host several zinc-lead-copper-gold-silver deposits.

This news release should be read in conjunction with the Company's annual consolidated financial statements for the year ended December 31, 2018 and the related management's discussion and analysis, which are available on the Company's website at www.norzinc.com, under the "Financials" section, or under the Company's profile on SEDAR at www.sedar.com.

Cautionary Statement – Forward-Looking Information

This press release contains certain forward-looking information, including, among other things, the expected completion of acquisitions and the advancement of mineral properties. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management's expectations with respect to, among other things, the completion of transactions, the issue of permits, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors

The United States Securities and Exchange Commission ("SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "measured," "indicated," and "inferred" "resources," which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

SOURCE NorZinc Ltd.

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%CIK: 0000910569

For further information: Don MacDonald, President & CEO, (604) 688--2001, Suite 1710 - 650 West Georgia Street, Vancouver, BC V6B 4N9, Tollfree:1-866-688-2001, don.macdonald@norzinc.com; Steve Dawson, VP, Corporate Development, (416) 203-1418, Suite 1805, 55 University Avenue, Toronto, ON M5J 2H7, steve.dawson@norzinc.com; E-mail: invest@norzinc.com, Website: www.norzinc.com

CO: NorZinc Ltd.

CNW 09:00e 18-MAR-19